ETHANOL GRAIN PROCESSORS, LLC

A Tennessee Limited Liability Company

1918 McDonald Road

Rives, Tennessee 38253

June 14, 2006

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Ethanol Grain Processors, LLC
Registration Statement on Form SB-2
File No. 333-130815

Ladies and Gentlemen:

Ethanol Grain Processors, LLC (the “Company”) hereby requests acceleration of the above-referenced Registration Statement, such that the Registration Statement would become effective at 2:00 p.m. Eastern time on June 15, 2006, or as soon thereafter as is practicable.

In connection with this acceleration request, the Company hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael L. Weaver, Esq. (612-371-3987) or Eric R. Tausner, Esq. (612-371-5765) of Lindquist & Vennum P.L.L.P. with any questions.

Very truly yours,

ETHANOL GRAIN PROCESSORS, LLC

By:	/s/ James K. Patterson
James K. Patterson
Chief Executive Officer